Financial Performance for the Quarter ended December 31, 2022 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

IT services Growth on Constant Currency Basis: QoQ: 0.6% YoY: 10.4% $ Mn INR Mn

INR Mn QoQ growth IT services OM: 120bps

QoQ growth Net Income: 14.8% EPS: 14.6% INR Mn INR

Operating Cash Flow is at 142.5% of Net Income Free Cash Flow is at 133.3% of Net Income Refer annexure for Non-GAAP measures walk OCF to Net Income FCF to Net Income

Other highlights Record Total bookings of over $4.3 billion in TCV terms grew 26% YoY for the quarter Closed 11 large deals resulting in a TCV of over $1 billion, grew by 69% YoY in Q3’23 Top 5 clients grew 15.7% YoY and top 10 clients grew 14.7% YoY in constant currency terms, underscoring deepening relationships with top strategic clients Voluntary attrition moderated 180 bps from previous quarter, landing at 21.2% for the trailing twelve months for the quarter

We expect Revenue from our IT Services business for the full year to be in the range of 11.5% to 12.0%, in constant currency terms * Outlook for the year ending March 31, 2023, is based on the following exchange rates: GBP/USD at 1.36, Euro/USD at 1.16, AUD/USD at 0.73, USD/INR at 74.78 and CAD/USD at 0.79

Annexures

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of December 31, 2022 Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2022 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹82.72, as published by the Federal Reserve Board of Governors on December 31, 2022.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended December 31, 2022 IT Services Revenue as per IFRS $2,803.5 Effect of Foreign currency exchange movement $ 12.2 Non-GAAP Constant Currency IT Services Revenue based on $2,815.7 previous quarter exchange rates Three Months ended December 31, 2022 IT Services Revenue as per IFRS $2,803.5 Effect of Foreign currency exchange movement $ 109.5 Non-GAAP Constant Currency IT Services Revenue based on $2,913.0 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Wipro Engineering and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)